EXHIBIT 99.1

Vicinity Motor Corp. Appoints Senior Financial Executive Tina Stewart as Chief Financial Officer

VANCOUVER, BC - June 10, 2024 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced the appointment of Tina Stewart CPA, CA, a seasoned finance executive, as Chief Financial Officer, succeeding Dan Buckle.

Tina Stewart is a respected finance executive with over 20 years of experience in a variety of industries including mining, telecommunications, container terminal operations, and renewable energy. She is skilled in all areas of finance including strategic business planning, public company reporting, treasury, capital allocation and finance transformation. Before joining Vicinity, Tina was VP of Finance, North America, for Drax Group, where she led a 60-person finance team to support the manufacturing of compressed wood pellets in North America. Previously she was VP, Finance for Global Container Terminals Inc., leading treasury, business planning and capital allocation functions across the company. She has also held senior finance positions at Rogers Communications and Barrick Gold Corporation. Tina is a designated Chartered Professional Accountant in Canada and has an Honours Bachelor of Arts, Specialist in Economics from the University of Toronto, Concurrently with Tina’s appointment, prior CFO Dan Buckle elected to resign due to personal reasons.

As Chief Financial Officer of Vicinity, Tina will provide financial leadership to assist in building on the Company’s goal of delivering value to its shareholders by implementing short, medium and long-term planning, risk management, corporate strategic development, system implementation, regulatory compliance reporting, internal controls and tax advisory.

“On behalf of our board and management team, I would like to welcome Tina to the position, and we are privileged to have someone of her caliber and financial skill set serve as our CFO,” said Brent Phillips, President of Vicinity Motor Corp. “I would like to sincerely thank Dan for his contributions in leading us to this inflection point, and welcome Tina’s capabilities in maximizing profitability through business process improvement, cost management, and long-term strategic decision making. Her achievements as well as expertise in renewable energy and sustainability, and financial management of listed companies, will make a significant contribution to the strategic operation and development of Vicinity going forward.”

Stewart added: “I am excited to be appointed CFO to support the future growth of Vicinity and work to monetize our significant backlog. I look forward to working with Brent, Will, the senior leadership team, and our finance organization as we continue to execute on our strategic and financial priorities to create sustainable, long-term value for our shareholders.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, market prices and supply for parts and materials, the success of Vicinity’s operational strategies, the vehicle assembly facility in the State of Washington being capable of operating in the manner intended by management, the effect of the COVID-19 pandemic, the recoverability of the Optimal intangible asset and other macro economic factors on supply chain recovery to pre-pandemic levels, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships, the ability of the Company to extend or modify existing debt terms; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.